October 4, 2006



Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0406

Attention:        Barbara C. Jacobs, Assistant Director
                  Maryse Mills-Apenteng, Division of Corporate Finance
                  Christine Davis, Division of Corporate Finance
                  Anne Nguyen, Division of Corporate Finance


                  Re:      Direct Insite Corp.
                           Registration Statement on Form SB-2
                           Amendment No. 3 filed on September 15, 2006
                           File No. 333-128039

                           Form 10-KSB/A for the year ended December 31, 2005 Form 10-QSB for the fiscal quarters ended March 31, 2006 and June 30, 2006
                           File No. 0-20660

Ladies and Gentlemen:

     Following are our responses, including supplemental information, to the comments of the Securities and Exchange Commission (the "SEC") set forth in its letter dated September 25, 2006 with respect to the above-referenced documents filed by Direct Insite Corp. (the "Company" or "Direct Insite"). Supplemental information provided to you in this letter is based upon information and/or documentation provided by the Company. The numbers of the Company's responses parallel the numbers in your September 25, 2006 comment letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Financial Statements

Notes to Consolidated Financial Statements
------------------------------------------
Note 2 - Significant Accounting Policies
----------------------------------------
Revenue Recognition, page F-9
-----------------------------

1. In response to the Staff's comment, please be advised supplementally that the Company's non-ASP contracts which are principally for change requests are not directly or indirectly related to the renewal of its ASP service contracts. These changes to the existing hosted software are at the request of the customer and as such change requests are received throughout the year. While some change requests may be in process at the time of the

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     renewal  of the ASP  service  agreement,  the  renewal  of the ASP  service agreement is not, nor has it been in the past, contingent on completion or implementation of the change requests. Fees for such change requests are negotiated separately from the renewal of the ASP service agreements based on estimated hours and the Company's standard hourly billing rates. The contracts for the change requests are not "bundled" with the renewal of the ASP service agreements.

     Paragraph 2 of EITF 00-21 states "This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, this Issue addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. In applying this Issue, separate contracts with the same entity or related parties that are entered into at or near the same time are presumed to have been negotiated as a package and should, therefore, be evaluated as a single arrangement in considering whether there are one or more units of accounting. That presumption may be overcome if there is sufficient evidence to the contrary."

     As noted above, renewals and custom engineering service contracts are entered into at various times throughout the year. The Company's ASP services renewals are based on contractual arrangements which are generally negotiated on an annual basis based on estimated usage or volume of transactions. Custom Engineering services contract negotiations are not at discounts in order to secure ASP Services. Custom Engineering contracts are negotiated based on labor hours needed to perform the Custom Engineering services and the competitive rates at which such hours can be billed. The Company does not consider these non-ASP contracts to be multiple-element arrangements in accordance with paragraph 2 of EITF 00-21.

     As such for Custom Engineering services the Company recognizes revenue on a percentage of completion basis of accounting in accordance with SOP 81-1.


2 In response to the Staff's comment plese be advised supplementally that the Company has reviewed SOP 97-2 paragraph 2 to determine if our custom engineering services fall within the scope of SOP 97-2. Paragraph 2 states "This SOP provides guidance on when revenue should be recognized and in what amounts for licensing (defined as "Granting the right to use but not to own software through leases or licenses"), selling, leasing, or otherwise marketing computer software. It should be applied to those activities by all entities that earn such revenue. It does not apply, however, to revenue earned on products or services containing software that
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     is  incidental  to the  products or services as a whole." As the  Company's
     Custom Engineering services are not for licensing, selling, leasing or otherwise marketing computer software services, it does not fall within the scope of SOP 97-2.

     We have reviewed the scope provisions of SOP 81-1 in paragraph 11 which states "This statement of position applies to accounting for performance of contracts for which specifications are provided by the customer for the construction of facilities or the production of goods or the provision of related services that are reported in financial statements prepared in conformity with generally accepted accounting principles". Further it states that "The scope of the statement is not limited to construction-type contracts."

     Footnote 1 to this paragraph states "This statement is not intended to apply to "service transactions" as defined in the FASB's October 23, 1978 Invitation to Comment, Accounting for Certain Service Transactions. However, it applies to separate contracts to provide services essential to the construction or production of tangible property, such as design, engineering, procurement, and construction management (see paragraph .13 for examples)."

     SOP 81-1 paragraph 12 further states that "contracts covered by this statement of position are binding agreements between buyers and sellers in which the seller agrees, for compensation, to perform a service to the buyer's specifications. Contracts consist of legally enforceable agreements in any form and include amendments, revisions, and extensions of such agreements. Performance will often extend over long periods, and the seller's right to receive payment depends on his performance in accordance with the agreement. The service may consist of designing, engineering, fabricating, constructing, or manufacturing related to the construction or the production of tangible assets"

     As noted in our response to your comment #1, the Company's custom engineering services involve modifications or customization of its IOL solution which is provided to the Company's customers in an ASP environment. The Company offers under separately negotiated contracts these engineering services to its customers. Services under these contracts may take from one week to several months to complete. Custom Engineering services are billed based on expected hours to complete the customers request at established hourly billing rates. Should the Company not deliver these custom engineering services it will not be entitled to payment under the terms of the contract. Because of these factors it is our belief that the criteria under paragraphs 11 and 12 of SOP 81-1 are met and should be accounted for under the percentage of completion method. The Company will revise its disclosures accordingly in all future filings
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Securities and Exchange Commission
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Controls and Procedures
-----------------------

3. Please be advised supplementally that the Company confirms that there were no changes in internal control over financial reporting during the quarter ending December 31, 2005. The Company further confirms that it will conform its disclosure to the requirements of Item 308(c) in all future filings.


Form 10-QSB For The Fiscal Quarter Ended March 31, 2006
-------------------------------------------------------

     4. Please be advised supplementally that the full definition of Disclosure Controls and Procedures applies to the March 31, 2006 Form 10-QSB. The Company further represents that it will include the full language of the definition in all future periodic filings.

     Please call me at if you have any questions you wish to discuss with us concerning this letter or any of the enclosed materials.

                                             Very truly yours,

                                             Beckman, Lieberman &
                                              Barandes, LLP

                                              /s/ David H. Lieberman
                                             By:  David H. Lieberman


cc:      Michael J. Beecher
         Chief Financial Officer
         and Secretary